                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          CORTEX PHARMACEUTICALS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Delaware                              33-0303583
   -----------------------------               -------------------
      (State of Incorporation                     (IRS Employer
          or Organization)                     Identification No.)


15241 Barranca Parkway, Irvine, California                            92618
------------------------------------------                         ------------
(Address of Principal Executive Offices)                            (Zip Code)

If this form relates to the                    In this form relates to the
registration of a class of                     registration of a class of
securities pursuant to Section                 securities pursuant to Section
12(b) of the Exchange Act and is               12(g) of the Exchange Act and is
effective pursuant to General                  effective pursuant to General
Instruction A.(c), please check                Instruction A.(d), please check
the following box. [X]                         the following box. [_]

Securities Act registration statement file number to which this form relates:
None

Securities to be registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value                     American Stock Exchange
------------------------------                     -----------------------
      (Title of Class)                               (Name of Exchange)


Securities to be registered pursuant to Section 12(g) of the Act: None


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

               The following is a description of the Common Stock, $0.001 par value per share ("Common Stock"), of Cortex Pharmaceuticals, Inc. (the "Company"). This summary is qualified by reference to the actual provisions of the Company's Restated Certificate of Incorporation and By-laws, copies of which have been filed with the Securities and Exchange Commission.

          Common Stock

               Holders of shares of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders, including the election of directors. The holders are entitled to receive dividends when, as and if declared by the Board of Directors, in its discretion, out of funds legally available therefor, subject to preferences that may be applicable to any outstanding shares of Preferred Stock. In the event of a liquidation, dissolution or winding up of the Registrant, the holders of Common Stock are entitled to share ratably in all of the assets of the Registrant remaining after payment of liabilities and after payment of any preferential amounts to which holders of shares of the 9% Preferred Stock, the Series B Preferred Stock and any other series of Preferred Stock that may be outstanding in the future, may be entitled. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock when issued will be, fully paid and nonassessable.

          Stockholder Rights Plan

               On February 5, 2002, the Company's Board of Directors approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one Right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record on the close of business on February 15, 2002 (the "Dividend Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), at a purchase price of $75.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

               Certificates. Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to extension by the Board of Directors in certain circumstances, the Rights will separate from the Common Stock and a

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          distribution date (the "Distribution Date") will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"); or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of the outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

               Expiration and Exercise. The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 15, 2012, unless earlier redeemed by the Company as described below.

               As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

               "Flip-In". In the event that, at any time following the Dividend Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged;
          (ii) an Acquiring Person becomes the beneficial owner of more than fifteen percent (15%) of the outstanding shares of Common Stock; (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than one-half of one percent (.50%) (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

               For example, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $150.00 worth of Common Stock (or other consideration, as noted above) for $75.00. Assuming that

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          the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase fifteen (15) shares of Common Stock for $75.00.

               Permitted Offer. A tender or exchange offer for all outstanding Common Stock at a price and on terms determined by the Board of Directors prior to the purchase to be adequate and in the best interests of the Company and its stockholders (other than the Acquiring Person) is a Permitted Offer under the Rights Agreement. A Permitted Offer does not trigger the exercisability of the Rights.

               "Flip-Over". In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation; or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the third preceding paragraph are referred to as the "Triggering Events."

               Exchange Feature. At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which will have become void), in whole or in part, for Common Stock having a value equal to the exercise price (as adjusted) of the Right exchanged (or a combination of cash, property, Common Stock or other securities having an equal value).

               Adjustment for Dilution. The purchase price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock; (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock; or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

               Redemption. At any time until ten (10) days following the Stock Acquisition Date or such later date as may be determined by action of a majority of the Board of Directors then in office and publicly announced by the Company, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price. Rights are not exercisable while subject to redemption.

               Stockholder Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

               Amendments. Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

               Anti-Takeover Effects. The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority vote of the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.

               Incorporation By Reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.
         --------

                               Exhibit Description
                               -------------------

                                                                        Exhibit
                                                                         Number
                                                                        -------
Restated Certificate of Incorporation dated April 11, 1989, as amended    3.1
by Certificate of Amendment on June 27, 1989, by Certificate of
Designation filed April 29, 1991, by Certificate of Correction filed
May 1, 1991, by Certificate of Amendment of Certificate of Designation
filed June 13, 1991, by Certificate of Amendment of Certificate of
Incorporation filed November 12, 1992, by Certificate of Amendment of
Restated Certificate of Incorporation filed January 11, 1995, by
Certificate of Designation filed December 8, 1995, by Certificate of
Designation filed October 15, 1996, by Certificate of Designation filed
June 4, 1997, by Certificate of Amendment of Restated Certificate of
Incorporation filed December 21, 1998, and by Certificate of
Designation filed February 11, 2002.

By-Laws of the Registrant, as adopted March 4, 1987, and amended          3.2
through October 8, 1996, incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-KSB filed October 15, 1996.

Specimen Form of Stock Certificate for Common Stock, incorporated by      4.1
reference to Exhibit 4.1 to the Registrant's Registration Statement on
Form 8-A, No. 001-16467, filed May 2, 2001.

Rights Agreement, dated as of February 8, 2002, between Cortex            4.2
Pharmaceuticals, Inc. and American Stock Transfer & Trust Company,
which includes as Exhibit A thereto a form of Certificate of
Designation for the Series A Junior Participating Preferred Stock, as
Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     CORTEX PHARMACEUTICALS, INC.



Dated:  February 15, 2002          By:   /s/ Maria S. Messinger
                                        ---------------------------------------
                                        Maria S. Messinger,
                                        Vice President, Chief Financial Officer
                                        and Corporate Secretary

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                                  EXHIBIT INDEX
                                  -------------

    Exhibit                                                          Sequential
    Number                         Description                        Page No.
--------------------------------------------------------------------------------
     3.1      Restated Certificate of Incorporation dated April           9
              11, 1989, as amended by Certificate of Amendment
              on June 27, 1989, by Certificate of Designation
              filed April 29, 1991, by Certificate of Correction
              filed May 1, 1991, by Certificate of Amendment of
              Certificate of Designation filed June 13, 1991, by
              Certificate of Amendment of Certificate of
              Incorporation filed November 12, 1992, by
              Certificate of Amendment of Restated Certificate
              of Incorporation filed January 11, 1995, by
              Certificate of Designation filed December 8, 1995,
              by Certificate of Designation filed October 15,
              1996, by Certificate of Designation filed June 4,
              1997, by Certificate of Amendment of Restated
              Certificate of Incorporation filed December 21, 1998,
              and by Certificate of Designation filed February 11,
              2002.

     3.2      By-Laws of the Registrant, as adopted March 4,             --
              1987, and amended through October 8, 1996,
              incorporated by reference to Exhibit 3.2 to the
              Registrant's Annual Report on Form 10-KSB filed
              October 15, 1996.

     4.1      Specimen Form of Stock Certificate for Common              --
              Stock, incorporated by reference to Exhibit 4.1 to
              the Registrant's Registration Statement on Form
              8-A, No. 001-16467, filed May 2, 2001.

     4.2      Rights Agreement, dated as of February 8, 2002,            71
              between Cortex Pharmaceuticals, Inc. and American
              Stock Transfer & Trust Company, which includes as
              Exhibit A thereto a form of Certificate of
              Designation for the Series A Junior Participating
              Preferred Stock, as Exhibit B thereto the Form of
              Rights Certificate and as Exhibit C thereto a
              Summary of Terms of Stockholder Rights Plan.

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